SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2012

CAMELOT INFORMATION SYSTEMS INC.
Beijing Publishing House
A6 North Third Ring Road
Xicheng District, Beijing 100120
The People’s Republic of China
Tel: +(86-10) 5810-0888

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F    ✓                     Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                                No   ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of:

A press release regarding entering partnership agreement with Huawei Device Co. Ltd. by Camelot Information Systems Inc. (the “Registrant”), made by the Registrant on April 24, 2012.

Company Contacts:
Camelot Information Systems Inc.
Mr. Franklin King, Interim Chief Financial Officer
Tel: +86 (10) 8201 9008
E-mail: investors@camelotchina.com

Ms. Jojo Guo, Investor Relations Manager
Tel: +1 (646) 371-6533
E-mail: investors@camelotchina.com

Investor Relations Contacts:
CCG Investor Relations
Mr. Crocker Coulson, President
Tel: +1 (646) 213-1915
E-mail: crocker.coulson@ccgir.com

Mr. John Harmon, CFA, Sr. Acct. Mgr.
Tel: +86 (10) 8573 1014 (Beijing)
E-mail: john.harmon@ccgir.com

For Immediate Release:

Camelot Information Systems Inc. Enters Partnership Agreement with Huawei Device Co. Ltd. to Expand Mobile Enterprise Applications Market

BEIJING, April 24, 2012 -- Camelot Information Systems Inc. (“Camelot” or the “Company”) (NYSE: CIS), a leading domestic provider of enterprise application services and financial industry information technology services in China, today announced that the Company has entered into a strategic cooperative agreement (the “Agreement”) with Huawei Device Co., Ltd. (“Huawei Device”) to develop enterprise application solutions for Huawei’s mobile business users. The Agreement was signed on April 18, 2012 and has a three-year term.

According to the Agreement, Camelot and Huawei Device will jointly form special project teams to develop mobile enterprise application solutions for Huawei Device’s mobile equipment and closely work together to expand the domestic enterprise mobile-solution market. The scope of the strategic cooperation pertains to both companies’ activities in hardware and software development for general enterprise solutions, as well as the mobile enablement of industry-specific solutions for the consumer-product, manufacturing, and finance industries.

Mr. Yiming (Simon) Ma, Camelot’s Chairman and Chief Executive Officer commented, “We are honored to join this partnership with Huawei Device for joint enterprise mobile application development.  As a leading business process application service provider in China, we are confident that the strategic alliance with Huawei Device will substantially benefit both companies and shape Camelot as the future leader in providing integrated mobile/cloud solutions to large-scale enterprises and small/medium-sized business (SMB) customers in China.”

Mr. Jilin Li, President and CTO of Product and Device Development at Huawei Device, stated, “We believe the formation of the partnership with Camelot represents a significant milestone for Huawei Device. We look forward to closely working with Camelot to strengthen our leadership position in the domestic handheld device market, especially for business applications.”

ABOUT HUAWEI DEVICE

Huawei Device believes that everyone can be the center of information and that the world would be a better place if access and information barriers were knocked down. Its strong suite of mobile phones, mobile broadband devices and home devices is testimony to Huawei Device’s focus on customers and its commitment to providing user-friendly mobile internet experiences through ongoing innovation. Based on more than two decades of success in the information and communications industry, and with our own channel expertise, operational capabilities and global partner resources, Huawei Device is transforming itself from a company that sells millions of devices in single transactions to large businesses to a “Business-to-People” (B2P) brand that sells individual devices directly to millions of people. At the end of 2011, Huawei Device served more than 500 operators all over the world.  For more information, visit Huawei Device online at: www.huaweidevice.com.

ABOUT CAMELOT INFORMATION SYSTEMS INC.

Camelot is a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China, as measured by its 2010 revenues and the number of SAP consultants as of December 31, 2010, according to International Data Corporation (“IDC”). IDC also ranked Camelot the number-one service provider in the banking testing market in 2010. Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobiles, technology, as well as telecommunications, media and education.

SAFE HARBOR

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties that could cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies, the Company’s ability to attract and retain skilled professionals, the market of IT services in China, the wages of IT professionals, the Company’s ability to serve, retain, and attract customers. Further information regarding these and other risks is included in Camelot’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Camelot does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Camelot Information Systems Inc.

By: /s/ Yiming MA
Name: Yiming MA
Title: Chief Executive Officer

Date: April 26, 2012